UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Frontier Group Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

35909R108
(CUSIP Number)

April 5, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35909R108

1	NAMES OF REPORTING PERSONS
Group Holdings – Frontier LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
34,406,526

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
34,406,526

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,406,526

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

2

Explanatory Note

As previously described on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 29, 2024, Indigo Frontier Holdings Company, LLC, a former holder of approximately 80 percent of the outstanding shares of Frontier Group Holdings, Inc. distributed shares of common stock of the Issuer to certain of its underlying investors.  As a result of such distribution, on April 5, 2024, the Reporting Person (as defined below) received 34,406,526 shares of common stock of the Issuer.

Item 1.	(a).	Name of Issuer

Frontier Group Holdings, Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Office

4545 Airport Way
Denver, CO 80239

Item 2(a).	Name of Person Filing

Group Holdings – Frontier LLC (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office

1345 Avenue of the Americas, Floor 15, New York, NY 10105

Item 2(c).	Citizenship

The Reporting Person is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number

35909R108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of the date hereof, Reporting Person directly holds 34,406,526 shares of Common Stock representing 15.4% of the outstanding Common Stock of the Issuer.

Calculations of the percentage of shares of Common Stock beneficially owned is based on 223,886,304 shares of Common Stock outstanding as of March 27, 2024, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 29, 2024.

3

(b)	Percent of class:

The Reporting Person may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See each cover page hereof.
(ii)	Shared power to vote or to direct the vote:
See each cover page hereof.
(iii)	Sole power to dispose or to direct the disposition of:
See each cover page hereof.
(iv)	Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2024

GROUP HOLDINGS – FRONTIER LLC

	By:	/s/ Leonardo M. Colello
Name:	Leonardo M. Colello
Title:	Authorized Signatory